Exhibit 3.1

ROSS MILLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4520 (775) 684-5708 Website: www.nvsos.gov

Certificate of Designation (PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1.	Name of corporation:

MineralRite Corporation

2.
By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following classes or series of stock.

Series A Preferred Stock, authorized number of shares constituting such series shall be 105,000, with a par value of $0.001 per share.
Series B Preferred Stock, authorized number of shares constituting such series shall be 33,000, with a par value of $0.001 per share.
Series C Preferred Stock, authorized number of shares constituting such series shall be 100,000, with a par value of $0.001 per share.

Please see attached.

3.	Effective date of filing: (optional)
(must not be later than 90 days after the certificate is filed)

4.	Signature: (required)

/s/ Guy Peckham
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Stock Designation Revised: 3-6-09

CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED STOCK

of

MineralRite Corporation

a Nevada Corporation

MineralRite Corporation, a Nevada corporation (the “Corporation”), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation:

RESOLVED, that pursuant to the authority conferred on the Board of Directors by the Corporation’s Articles of Incorporation, the issuance of a series of preferred stock, par value $0.001 per share, of the Corporation consisting of 105,000 shares of preferred stock be, and the same hereby is, authorized, and each of the Chief Executive Officer, the Chief Financial Officer and the Secretary of the Corporation be, and each hereby is, authorized and directed to execute and file with the Secretary of State of the State of Nevada a Certificate of Designation of Preferred Stock of the Corporation setting forth a copy of this resolution fixing the designation, powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, set forth in the Corporation’s Articles of Incorporation which may be applicable to the Corporation’s preferred stock), as follows:

1.      Number of Shares; Designation. A total of One Hundred Five Thousand (105,000) shares of preferred stock, par value $0.001, of the Corporation have been designated as “Series A Preferred Stock.”

2.      Dividends. From and after the date of the issuance of any shares of Series A Preferred Stock, dividends at the rate per annum of $0.10 per share shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock). Dividends shall accrue from day-to-day, whether or not declared, and shall be cumulative; provided , however , that except as set forth in the following sentence of this Sections 2 ,  3 , and  6 , accrued  dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such accrued dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the amount of the aggregate accrued dividends on such share of Series A Preferred Stock and not previously paid.

3.      Liquidation, Dissolution or Winding Up.

(a)  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to Series A Original Issue Price (defined below), plus any accrued dividends, but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. The “Series A Original Issue Price” shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

(b)  If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under Subsection 3(a) , the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(c)  The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under Section 3 is hereinafter referred to as the “Series A Liquidation Amount.”

4.      Voting. Except as otherwise required by law, on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Series A Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matter multiplied by three thousand (3,000). Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

5.      Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date (as defined below) effect a subdivision or stock dividend with respect to its outstanding capital stock, the Series A Original Issue Price, the liquidation rate, the dividend rate and the votes per share in effect immediately before that subdivision shall be proportionately decreased so that the aggregate dividends payable, or accrued under Section 2, the aggregate liquidation amount and the total number of votes remain constant.  Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective. “Series A Original Issue Date” means the date on which the first share of Series A Preferred Stock was issued.

If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the capital stock is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible into a kind and amount of securities that are substantially the same as the shares of Series A Preferred Stock; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 5  with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 5  shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

6.      Optional Redemption.

(a)  General. The Series A Preferred Stock shall be subject to redemption by the Corporation, at any time on or after December 31, 2014, at a price equal to the Series A Original Issue Price per share, plus all declared but unpaid dividends thereon (the “Redemption Price”). If the Corporation elects to redeem any shares of Series A Preferred Stock, such redemption shall be with respect to all of the then outstanding Series A Preferred Stock.

(b)  Redemption Notice. If the Corporation elects to redeem the then outstanding Series A Preferred Stock, the Corporation shall send written notice of the optional redemption (the “Redemption Notice”) to each holder of record of Series A Preferred Stock not less than thirty (30) days prior to each Redemption Date. Each Redemption Notice shall state:

(1)  The date of the payment of the Redemption Price (the “Redemption Date”) and the Redemption Price;

(2)  That the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

(c)  Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Series A Preferred Stock to be redeemed on such Redemption Date, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A Preferred Stock shall promptly be issued to such holder.

(d)  Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7.      Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

8.      Notices. Any notice required or permitted by the provisions of this designation to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of Nevada Law, and shall be deemed sent upon such mailing or electronic transmission.